SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________________
FORM 6-K
REPORT OF A FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For February 2014
Commission File Number 0-28800
______________________
DRDGOLD Limited
Quadrum Office Park
Building 1
50 Constantia Boulevard
Constantia Kloof Ext 28
Roodepoort, South Africa, 1709
(Address of principal executive offices)
______________________
Indicate by check mark whether the registrant files or will file annual reports under cover of Form
20-F or Form 40-F.
Form 20-F            Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.
Yes                     No

If ''Yes'' is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): N/A

Attached to the Registrant Form 6-K filing for the month of February 2014, incorporated by reference herein:

Exhibit

99.1 Release dated February 11, 2014, entitled “REPORT TO SHAREHOLDERS FOR THE
SECOND QUARTER AND SIX MONTHS ENDED 31 DECEMBER 2013”.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
DRDGOLD LIMITED

Date: February 11, 2014
By: /s/ Themba Gwebu
Name: Themba Gwebu
Title: Company Secretary

REVIEW OF OPERATIONS
Group
Quarter
Dec 2013
Quarter
Sept 2013
%
change
Quarter
Dec 2012
6 months to
31 Dec 2013
6 months to
31 Dec 2012
%
change
6 months to
30 Jun 2013
Gold production
oz
35 043
33 597 4 39 031
68 640
74 846 (8) 71 535
kg
1 090
1 045 4 1 214
2 135
2 328 (8) 2 225
Gold sold
oz
35 043
36 394 (4) 39 031
71 437
76 936 (7) 68 802
kg
1 090
1 132 (4) 1 214
2 222
2 393 (7) 2 140
Cash operating costs
US$ per oz
1 013
1 164 (13) 1 017
1 087
1 081 1 1 108
ZAR per kg
330 585
373 433 (11) 284 425
351 557
294 397 19 327 885
All-in sustaining costs
US$ per oz
1 150
1 362 (16) 1 208
1 254
1 302 (4) 1 275
ZAR per kg
375 246
436 954 (14) 337 672
405 450
354 480 14 377 171
Average gold price received
US$ per oz
1 267
1 333 (5) 1 714
1 300
1 699 (23) 1 530
ZAR per kg
413 359
427 604 (3) 478 309
420 616
462 776 (9) 452 837
Operating proﬁt
ZAR million
84.1
72.0 17 238.7
156.1
412.4 (62) 266.9
Operating margin
%
20
13 58 41
16
36 (55) 28
All-in sustaining costs margin
%
9
(2) 521 29
4
23 (85) 17
EBITDA
ZAR million
46.3
27.6 68 171.9
73.9
286.6 (74) 216.2
Headline earnings/(loss)
ZAR million
0.9
(12.5) 107 93.0
(11.6)
170.2 (107) 89.0
ZAR cents per share
–
(3) 107 25
(3)
45 (107) 23
(Incorporated in the Republic of South Africa)
Registration No.1895/000926/06
JSE share code: DRD
ISIN: ZAE 000058723
NYSE trading symbol: DRD
(“DRDGOLD” or “the company”)
SHAREHOLDERS INFORMATION
Issued capital
385 383 767 ordinary no par value shares
6 155 559 treasury shares held within the group
5 000 000 cumulative preference shares
Total ordinary no par value shares issued and committed: 386 831 995
REPORT TO SHAREHOLDERS
FOR THE SECOND QUARTER AND SIX MONTHS ENDED 31 DECEMBER 2013
GROUP RESULTS: KEY FEATURES
(Q2 2014 V Q1 2014)
Cash operating
costs down to
$1 013 per oz
Flotation/ﬁne-grind
ﬁrst gold produced
Gold production up
4% to 35 043oz
Operating proﬁt up to
R84.1 million

2 DRDGOLD LIMITED REPORT TO SHAREHOLDERS FOR THE SECOND QUARTER AND SIX MONTHS ENDED 31 DECEMBER 2013
STOCK TRADED
JSE
NYSE*
Average volume for the
quarter per day ('000)
768
1 420
% of issued stock traded
(annualised)
52
96
Price • High
R 5.85
$0.575
• Low
R 3.10
$0.316
• Close
R 3.74
$0.369
* This data represents per share data and not ADS data –
one ADS reﬂects 10 ordinary shares
MARKET CAPITALISATION
As at 31 Dec 2013 (ZARm)
1 441.3
As at 30 Sept 2013 (ZARm)
2 254.5
As at 31 Dec 2013 (US$m)
142.2
As at 30 Sept 2013 (US$m)
220.4
At our last quarterly presentation, we said that our aims for the near term were to: restore production levels to where they were prior to the September quarter; complete construction of the ﬂotation/ﬁne-grind circuit (“FFG”); and achieve steady state production of this circuit.
I can report that production is back up, and that quarter-on-quarter unit cash operating costs and all-in sustaining costs are both down. We also completed construction of the FFG on 18 December 2013.
I am also pleased to report that, on 28 January 2014, three days after we ﬁnally achieved full capacity through-put of all three ﬂotation banks and full-scale operation of the high-grade elution circuit, Ergo cast the ﬁrst 22kg doré bar comprised entirely of gold ﬂowing directly from the FFG circuit – a signiﬁcant milestone for us.
I deal in greater detail with where exactly we are in the drive for steady state performance at the end of this letter.
Q2 2014 v Q1 2014
OPERATING REVIEW
Although there was a 4% decline in throughput to 5 856 000t compared with the ﬁrst quarter, the new circuit contributed marginally to a 9% increase in the average yield to 0.186g/t. Gold production was thus 4% higher at 35 043oz.
Higher gold production resulted in an 11% decrease in cash operating unit costs to R330 585/kg. All-in sustaining costs were 14% lower at R375 246/kg.
Capital expenditure at Ergo Mining (Proprietary) Limited (“Ergo”) rose by 6% to R55.6 million due to costs incurred to bring on line the FFG circuit’s third thickener.
FINANCIAL REVIEW
Revenue was 7% lower at R450.6 million due both to a decline of 4% in gold sold to 35 043oz and of 3% in the average gold price received to R413 359/kg. However, after accounting for net operating costs – 11% lower at R366.5 million – operating proﬁt was 17% higher at R84.1 million.
The operating margin improved from 13% to 20% and the all-in sustaining costs margin from -2% to 9%.
Earnings before interest, taxes, depreciation and amortisation (“EBITDA”) increased by 68% to R46.3 million. Headline earnings were R0.9 million (0 South African cents) compared with the previous quarter’s headline loss of R12.5 million (3 South African cents).
Six months to 31 December 2013 v
six months to 31 December 2012
OPERATING REVIEW
Gold production for the ﬁrst six months of FY2014 was down 8% to 68 640oz compared with the ﬁrst six months of FY2013 due to an 11% decline in the average yield to 0.179g/t. Throughput was 2% higher at 11 954 000t.
Cash operating unit costs rose by 19% to R351 557/kg and all-in sustaining costs by 14%, from R405 450/kg.
Capital expenditure at Ergo was 42% lower at R107.8 million, as we neared the end of construction of the FFG circuit.
FINANCIAL REVIEW
Revenue was down 16% from R1 107.4 million, reﬂecting both a 7% decline in gold sold to 71 437oz and in the average rand gold price received of 9% to R420 616/kg. After accounting for net operating costs – 12% higher at R778.5 million – operating proﬁt was 62% lower at R156.1 million.
The operating margin weakened to 16% from 36% and the all-in sustaining costs margin from 23% to 4%.
EBITDA declined by 74% to R73.9 million and headline loss of
R11.6 million (3 South African cents per share) was recorded, compared with headline earnings of R170.2 million (45 South African cents per share).
Applying our established guideline of distributing approximately 30% of free cash ﬂow, there is no room for considering a distribution at this time. The board has therefore decided not to declare an interim dividend.
COMMISSIONING OF FFG
We are very pleased with the performance of the high-grade FFG circuit; it is achieving a recovery efﬁciency that is consistent with feasibility study assumptions. The fact of the matter, however, is that it took us longer and cost us more to build it than what we planned.
To a large extent, this was due to the fact that it became clear during early commissioning that we had to bring a third thickener online if we were to maintain adequate volume throughput of the ﬂoat circuit.
Now, with each component of the new circuit up and running, our objective over the next few months will be to further synchronise the operation of all the components of our plant. A simple leach and elution process now has an added four layers. These components all interact and need to be co-ordinated to achieve and maintain steady state. We are conﬁdent that this is within reach and we will provide regular updates on progress.
APPOINTMENT OF CHIEF FINANCIAL OFFICER
With effect from 1 January 2014, Francois van der Westhuizen assumed the role of Chief Financial Ofﬁcer of DRDGold succeeding Craig Barnes, who relocated to Australia as previously announced. The board is grateful to Craig for the contribution he made during his tenure.
LOOKING AHEAD
The lower than planned gold production this year, due to the late commissioning of the FFG and the fact that we are only now easing into steady state, means that for the near term our approach to costs and capital expenditure will remain conservative in order to preserve an adequate cash buffer. By and large the measures required to achieve steady state are operational and within our control though. That will continue to be our main priority.
Niël Pretorius – Chief executive ofﬁcer
DEAR
SHAREHOLDER

The condensed consolidated interim ﬁnancial statements are prepared in accordance with the recognition and measurement principles of International
Financial Reporting Standards (“IFRS”) and presented in accordance with the minimum content, including disclosures, prescribed by IAS 34 Interim
Financial Reporting applied to interim reporting and the SAICA Financial Reporting Guides as issued by the Accounting Practices Committee and Financial
Reporting Pronouncements as issued by the Financial Reporting Standards Council. The accounting policies adopted are in line with IFRS and are consistent with those applied in the annual ﬁnancial statements for the year ended 30 June 2013.
CONDENSED CONSOLIDATED STATEMENT OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME
Notes
Quarter
Dec 2013
Rm
Unaudited
Quarter
Sep 2013
Rm
Unaudited
Quarter
Dec 2012
Rm
Unaudited
6 months to
31 Dec 2013
Rm
Unaudited
6 months to
31 Dec 2012
Rm
Unaudited
6 months to
30 Jun 2013
Rm
Restated
Unaudited
Gold and silver revenue
450.6
484.0 580.6
934.6
1 107.4 969.1
Net operating costs
(366.5)
(412.0) (341.9)
(778.5)
(695.0) (702.2)
Cash operating costs
(360.4)
(390.2) (345.3)
(750.6)
(685.4) (729.5)
Movement in gold in process
(6.1)
(21.8) 3.4
(27.9)
(9.6) 27.3
Operating proﬁt
84.1
72.0           238.7
156.1
412.4 266.9
Depreciation
(36.8)
(36.4) (33.9)
(73.2)
(68.1) (75.7)
Movement in provision for environmental rehabilitation
(1.6)
(4.0) (16.2)
(5.6)
(26.2) 10.9
Environmental rehabilitation costs
(10.8)
(10.7) (12.5)
(21.5)
(29.7) (15.7)
Retrenchment costs
–
(2.4) (0.6)
(2.4)
(0.6) –
Care-and-maintenance costs
(3.6)
(5.1) (6.7)
(8.7)
(15.4) (4.8)
Other operating expenses
(2.5)
1.9 (2.7)
(0.6)
(9.0) (14.3)
Gross proﬁt from operating activities
28.8
15.3            166.1             44.1
263.4 167.3
Impairments 1
(4.5)
(0.8) –
(5.3)
– (187.9)
Share of losses of equity accounted investments 2
–
– –
–
–
(50.1)
Corporate and administration expenses
(19.3)
(23.3) (26.6)
(42.6)
(45.6) (40.9)
Share-based payments
–
(0.8) (1.6)
(0.8)
(1.9) (2.6)
Proﬁt on disposal of assets
–
– 0.1
–
2.6 16.7
Net ﬁnance (expense)/income
(5.4)
(6.0) 5.0
(11.4)
34.6 (10.6)
(Loss)/proﬁt before taxation
(0.4)
(15.6) 143.0
(16.0)
253.1 (108.1)
Taxation
(5.5)
(4.6) (19.0)
(10.1)
(35.8) (9.1)
Net (loss)/proﬁt after taxation
(5.9)
(20.2) 124.0
(26.1)
217.3 (117.2)
Attributable to:
Equity owners of the parent
(3.6)
(13.3) 93.0
(16.9)
171.6 (112.4)
Non-controlling interest
(2.3)
(6.9) 31.0
(9.2)
45.7 (4.8)
(5.9)
(20.2) 124.0
(26.1)
217.3 (117.2)
Other comprehensive income
Foreign exchange translation and other
(0.3)
0.5 0.5
0.2
5.4 3.4
Net gain on an available-for-sale ﬁnancial asset
–
– –
–
0.3 –
Reclassiﬁcation of fair-value adjustment on available-
for-sale investments to proﬁt or loss
–
– –
–
– 101.3
Mark-to-market of available-for-sale investments
–
– 3.6
–
(32.7) (34.0)
Total comprehensive income for the period
(6.2)
(19.7) 128.1
(25.9)
190.3 (46.5)
Attributable to:
Equity owners of the parent
(3.9)
(12.8) 97.1
(16.7)
144.6 (42.7)
Non-controlling interest
(2.3)
(6.9) 31.0
(9.2)
45.7 (3.8)
(6.2)
(19.7) 128.1
(25.9)
190.3 (46.5)
Reconciliation of headline earnings
Net (loss)/proﬁt
(3.6)
(13.3)
93.0
(16.9)
171.6 (112.4)
Adjusted for:
– Impairments
4.5
0.8
–
5.3
– 187.9
– Share of losses of equity accounted investments
–
–
–
–
– 50.1
– Proﬁt on disposal of assets
–
– (0.1)
–
(2.6) (16.7)
– Non-controlling interest in headline earnings
adjustment
–
–
0.1
–
0.7 (12.9)
– Taxation thereon
–
–
–
–
0.5 (7.0)
Headline earnings/(loss)
0.9
(12.5) 93.0
(11.6)
170.2 89.0
Headline earnings/(loss) per share-cents
–
(3)
25
(3)
45 23
Basic earnings/(loss) per share-cents
–
(4) 25
(4)
45 (29)
Diluted headline earnings/(loss) per share-cents
–
(3) 25
(3)
45 23
Diluted basic (loss)/earnings per share-cents
(1)
(3) 25
(4)
45 (29)
Calculated on the weighted average ordinary shares
issued of :
379 203 751  379 178 208
379 178 208 379 190 980  379 178 208   379 178 208

4 DRDGOLD LIMITED REPORT TO SHAREHOLDERS FOR THE SECOND QUARTER AND SIX MONTHS ENDED 31 DECEMBER 2013
CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION
As at
31 Dec 2013
Rm
As at
30 Sep 2013
Rm
As at
31 Dec 2012
Rm
As at
30 Jun 2013
Rm
Notes
Unaudited
Restated
Unaudited
Restated
Unaudited
Restated
Unaudited
Assets
Non-current assets
2 107.8
2 087.5 2 106.1 2 066.6
Property, plant and equipment
1 796.6
1 775.7 1 726.2 1 756.3
Investment in joint arrangements 2
0.3
0.3 42.2 0.3
Non-current investments and other assets
125.1
129.2 141.7 130.1
Environmental rehabilitation trust funds and investments
184.6
180.8 182.0 177.0
Deferred tax asset
1.2
1.5 14.0 2.9
Current assets
451.0
587.4 664.0 604.3
Inventories
122.3
124.9 104.1 138.8
Trade and other receivables
129.3
131.7 162.2 88.8
Cash and cash equivalents 3
199.4
330.8 397.7 376.7
Total assets
2 558.8
2 674.9 2 770.1 2 670.9
Equity and liabilities
Equity
1 566.5
1 575.7 1 755.2 1 648.3
Equity of the owners of the parent
1 354.4
1 361.3 1 482.8 1 427.0
Non-controlling interest
212.1
214.4 272.4 221.3
Non-current liabilities
731.1
725.2 778.1 777.0
Loans and borrowings 4
75.5
75.5 146.3 143.3
Post-retirement and other employee beneﬁts
8.8
9.1 6.1 8.7
Provision for environmental rehabilitation
540.4
537.3 527.1 524.3
Deferred tax liability
106.4
103.3 98.6 100.7
Current liabilities
261.2
374.0 236.8 245.6
Trade and other payables
188.8
281.6 214.7 221.3
Loans and borrowings 4
72.4
92.4 22.1 24.3
Total equity and liabilities
2 558.8
2 674.9 2 770.1 2 670.9
CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
Quarter
Dec 2013
Rm
Unaudited
Quarter
Sept 2013
Rm
Unaudited
Quarter
Dec 2012
Rm
Unaudited
6 months to
31 Dec 2013
Rm
Unaudited
6 months to
31 Dec 2012
Rm
Unaudited
6 months to
30 Jun 2013
Rm
Unaudited
Balance at the beginning of the period
1 575.7
1 648.3 1 657.6
1 648.3
1 633.9 1 755.2
Share capital issued
(0.4)
– 0.3
(0.4)
– (0.2)
– for costs
(0.4)
– 0.3
(0.4)
– (0.2)
Increase in share-based payment reserve
0.1
0.2 0.3
0.3
0.6 0.6
Net (loss)/proﬁt attributable to equity owners of the parent
(3.6)
(13.3) 93.0
(16.9)
171.6 (112.4)
Net (loss)/proﬁt attributable to non-controlling interest
(2.3)
(6.9) 31.0
(9.2)
45.7 (4.8)
Dividends paid on ordinary share capital
–
(53.1) 0.6
(53.1)
(37.9) (53.1)
Dividends paid to non-controlling interest
–
– (7.6)
–
(7.6) (8.1)
Treasury shares recognised/acquired
–
– –
–
– 0.3
Fair-value adjustment on available-for-sale investments
–
– 3.6
–
(32.7) (34.0)
Reclassiﬁcation of fair-value adjustment on available-for-sale investments to proﬁt or loss
–
– –
–
– 101.3
Share Option Scheme buy-out
(2.7)
– (24.1)
(2.7)
(24.1) –
Other comprehensive income
(0.3)
0.5 0.5
0.2
5.7 3.5
Balance at the end of the period
1 566.5
1 575.7 1 755.2
1 566.5
1 755.2 1 648.3

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS
Quarter
Dec 2013
Rm
Unaudited
Quarter
Sep 2013
Rm
Restated
Unaudited
Quarter
Dec 2012
Rm
Restated
Unaudited
6 months to
31 Dec 2013
Rm
Unaudited
6 months to
31 Dec 2012
Rm
Restated
Unaudited
6 months to
30 Jun 2013
Rm
Restated
Unaudited
Net cash inﬂow from operations
10.9
11.2 213.1
22.1
245.1 257.2
Net cash outﬂow from investing activities
(66.0)
(57.1) (126.5)
(123.1)
(211.8) (217.6)
Net cash in/(out)ﬂow from ﬁnancing activities
(76.3)
– (98.1)
(76.3)
66.6 (60.9)
Loans and other
(20.5)
– (53.8)
(20.5)
110.9 (2.1)
Treasury shares/share options acquired
(2.7)
– –
(2.7)
– –
Dividends paid to owners of the parent
(53.1)
– (38.5)
(53.1)
(38.5) (52.5)
Dividends paid to non-controlling interest holders
–
– (5.8)
–
(5.8) (6.3)
(Decrease)/increase in cash and cash equivalents
(131.4)
(45.9) (11.5)
(177.3)
99.9 (21.3)
Foreign exchange movement
–
– (0.7)
–
(0.7) (0.4)
Opening cash and cash equivalents
330.8
376.7 409.9
376.7
298.5             398.4
Closing cash and cash equivalents
199.4
330.8 397.7
199.4
397.7            376.7
Reconciliation of net cash inﬂow from operations
(Loss)/proﬁt before taxation
(0.4)
(15.6) 143.0
(16.0)
253.1 (108.1)
Adjusted for:
Movement in gold in process
6.1
21.8 (3.4)
27.9
9.6 (27.3)
Depreciation and impairment
41.3
37.2 33.9
78.5
68.1 313.7
Movement in provision for environmental rehabilitation
1.6
4.0 16.2
5.6
26.2 (10.9)
Share-based payments
–
0.8 1.6
0.8
1.9 2.6
Proﬁt on disposal of assets
–
– (0.1)
–
(2.6) (16.7)
Finance expense and unwinding of provisions
9.1
9.2 0.3
18.3
1.4 32.1
Growth in environmental trust funds
(1.1)
(1.1) (1.3)
(2.2)
(2.8) (2.8)
Other non-cash items
(4.8)
1.1 (3.4)
(3.7)
(5.3) 8.4
Taxation paid
(2.0)
– 3.0
(2.0)
10.0 (5.8)
Working capital changes
(38.9)
(46.2) 23.3
(85.1)
(114.5) 72.0
Net cash inﬂow from operations
10.9
11.2 213.1
22.1
245.1 257.2
NOTES TO THE FINANCIAL STATEMENTS
1. Impairments
The Group recorded an impairment of R4.5 million against the investment in Village Main Reef Limited.
2. Changes in accounting policies
The Group has adopted the new standard IFRS 11 – Joint Arrangements. The Group previously applied proportionate consolidation for investment in joint arrangements and would from 1 July 2013 apply equity accounting.
The comparative periods presented have been restated. The results for 30 June 2013 and the ﬁnancial position at the date have been audited, but the restatement of the results and balances affected by IFRS 11 have not been audited.
Reconciliation of the effect of the change in accounting standard:
CONDENSED CONSOLIDATED STATEMENT OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME
Quarter
Sept 2013
Rm
Unaudited
Quarter
Dec 2012
Rm
Unaudited
6 months to
31 Dec 2013
Rm
Unaudited
6 months to
31 Dec 2012
Rm
Unaudited
6 months to
30 Jun 2013
Rm
Unaudited
Impairments
As previously reported – –
–
– (238.0)
IFRS 11 adjustment – –
–
– 50.1
Restated – –
–
– (187.9)
Share of losses of equity accounted investments
As previously reported
– –
–
– –
IFRS 11 adjustment – –
–
– (50.1)
Restated – –
–
– (50.1)

6 DRDGOLD LIMITED REPORT TO SHAREHOLDERS FOR THE SECOND QUARTER AND SIX MONTHS ENDED 31 DECEMBER 2013
ERGO KEY OPERATING AND FINANCIAL RESULTS (unaudited)
Ore milled (’000t) (metric) (imperial)
Dec 2013 Qtr
5 856
6 454
Sep 2013 Qtr
6 098
6 721
Dec 2013 Ytd
11 954
13 175
Yield (g/t) (oz/t) (metric) (imperial)
Dec 2013 Qtr
0.186
0.005
Sep 2013 Qtr
0.171
0.005
Dec 2013 Ytd
0.179
0.005
Gold produced (kg) (oz) (metric) (imperial)
Dec 2013 Qtr
1 090
35 043
Sep 2013 Qtr
1 045
33 597
Dec 2013 Ytd
2 135
68 640
Cash operating costs (ZAR/kg) (US$/oz)
Dec 2013 Qtr
330 585
1 013
Sep 2013 Qtr
373 433
1 164
Dec 2013 Ytd
351 557
1 087
Cash operating costs (ZAR/t) (US$/t)
Dec 2013 Qtr
62
6
Sep 2013 Qtr
64
6
Dec 2013 Ytd
63
6
Gold and silver revenue (ZAR million) (US$ million)
Dec 2013 Qtr
450.6
44.4
Sep 2013 Qtr
484.0
48.5
Dec 2013 Ytd
934.6
92.9
Operating proﬁt (ZAR million) (US$ million)
Dec 2013 Qtr
84.1
8.3
Sep 2013 Qtr
72.0
7.2
Dec 2013 Ytd
156.1
15.5
Loss before taxation (ZAR million)(US$ million) *
Dec 2013 Qtr
(5.6)
(0.5)
Sep 2013 Qtr
(23.9)
(2.4)
Dec 2013 Ytd
(29.5)
(2.9)
Capital expenditure (ZAR millions) (US$ million)
Dec 2013 Qtr
55.5
5.5
Sep 2013 Qtr
52.3
5.2
Dec 2013 Ytd
107.8
10.7
* Note - The difference between the proﬁt before tax on the statement of proﬁt or loss and other comprehensive income relates to corporate head ofﬁce and all other.
3. Cash and cash equivalents
Included in cash and cash equivalents is restricted cash of R18.6 million.
4. Loans and borrowings
Included in loans and borrowings is a Domestic Medium Term Note Programme (“DMTN Programme”) under which DRDGOLD can issue notes from time to time. DRDGOLD raised a total of R165 million under the DMTN Programme in July and September 2012.
The different unsecured notes issued mature 12 (R20.0 million), 24 (R69.5 million) and 36 (R75.5 million) months from the date of issue and bear interest at the three month Johannesburg Inter-bank Acceptance Rate (JIBAR) rate (currently 5.125%) plus a margin ranging from 4% to 5% per annum. During the quarter, DRDGOLD repaid the amount of R20 million.
As at
Sept 2013
Rm
Unaudited
As at
31 Dec 2012
Rm
Unaudited
As at
30 Jun 2013
Rm
Unaudited
Property, plant and equipment
As previously reported
1 775.7
1 767.9
1 756.3
IFRS 11 adjustment
–
(41.7)
–
Restated
1 775.7
1 726.2
1 756.3
Investment in joint arrangement
As previously reported
–
–
–
IFRS 11 adjustment
0.3
42.2
0.3
Restated
0.3
42.2
0.3
Trade and other receivables
 As previously reported
131.7
162.3
88.8
IFRS 11 adjustment
–
(0.1)                –
Restated
131.7
162.2
88.8
Cash and cash equivalents
 As previously reported
331.3
398.4
377.2
IFRS 11 adjustment
(0.5)
(0.7)
(0.5)
Restated
330.8
397.7
376.7
Trade and other payables
 As previously reported
281.8
215.0
221.5
IFRS 11 adjustment
(0.2)
(0.3)
(0.2)
Restated
281.6
214.7
221.3
NOTES TO THE FINANCIAL STATEMENTS
continued
CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION

ALL-IN SUSTAINING COSTS RECONCILIATION (unaudited)
R million unless otherwise stated
Net operating costs
Dec 2013 Qtr
366.5
Sep 2013 Qtr
412.0
Dec 2013 Ytd
778.5
Corporate, administration and other expenses
Dec 2013 Qtr
21.8
Sep 2013 Qtr
22.2
Dec 2013 Ytd
44.0
Rehabilitation and remediation (accretion and amortisation)
Dec 2013 Qtr
10.7
Sep 2013 Qtr
13.2
Dec 2013 Ytd
23.9
Capital expenditure (sustaining)
Dec 2013 Qtr
10.1
Sep 2013 Qtr
9.2
Dec 2013 Ytd
19.3
All-in sustaining costs*
Dec 2013 Qtr
409.1
Sep 2013 Qtr
456.6
Dec 2013 Ytd
865.7
Retrenchment costs
Dec 2013 Qtr
–
Sep 2013 Qtr 2.4
Dec 2013 Ytd 2.4
Rehabilitation and remediation (not related to current operations)
Dec 2013 Qtr
10.8
Sep 2013 Qtr 10.7
Dec 2013 Ytd 21.5
Care-and-maintenance costs
Dec 2013 Qtr
3.6
Sep 2013 Qtr 5.1
Dec 2013 Ytd 8.7
Capital expenditure (non-sustaining)
Dec 2013 Qtr
48.1
Sep 2013 Qtr 43.8
Dec 2013 Ytd 91.9
All-in costs*
Dec 2013 Qtr
471.6
Sep 2013 Qtr 518.6
Dec 2013 Ytd 990.2
All-in sustaining costs (R/kg)
Dec 2013 Qtr
375 246
Sep 2013 Qtr 436 954
Dec 2013 Ytd 405 450
All-in sustaining costs (US$/oz)
Dec 2013 Qtr
1 150
Sep 2013 Qtr 1 362
Dec 2013 Ytd 1 254
All-in costs (R/kg)
Dec 2013 Qtr
432 576
Sep 2013 Qtr 496 320
Dec 2013 Ytd 463 776
All-in costs (US$/oz)
Dec 2013 Qtr
1 325
Sep 2013 Qtr 1 547
Dec 2013 Ytd 1 434
* All-in cost deﬁnitions based on the guidance note on non-GAAP Metrics issued by the World Gold Council on 27 June 2013.
There has been no material change to the technical information relating to, inter alia, the Group’s reserves and resources, legal title to its mining and prospecting rights and legal proceedings relating to its mining and exploration activities as disclosed in the company’s annual reports of 30 June 2013 and subsequent public announcements.
The technical information referred to in this report has been reviewed by Vivian Labuschagne (PLATO), mineral and resource manager, a full time employee of the company. He approved this information in writing before the publication of this report.

DIRECTORS (*British)(**American)
Executives: DJ Pretorius (Chief executive ofﬁcer)
FD van der Westhuizen (Chief ﬁnancial ofﬁcer)
Independent non-executives: GC Campbell* (Non-executive chairman)
RP Hume, EA Jeneker, J Turk**
Company secretary: TJ Gwebu
FOR FURTHER INFORMATION. CONTACT NIËL PRETORIUS AT:
Tel:(+27) (0) 11 470 2600 • Fax: (+27) (0) 11 470 2618
Website: http://www.drdgold.com • Quadrum Ofﬁce Park • Building 1
50 Constantia Boulevard • Constantia Kloof Ext 28 • South Africa
PO Box 390 • Maraisburg • 1700 • South Africa
FORWARD LOOKING STATEMENTS
Many factors could cause the actual results. performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, adverse changes or uncertainties in general economic conditions in the markets we serve, a drop in the gold price, a sustained strengthening of the rand against the dollar, regulatory developments adverse to DRDGOLD or difﬁculties in maintaining necessary licenses or other governmental approvals, changes in DRDGOLD’s competitive position, changes in business strategy, any major disruption in production at key facilities or adverse changes in foreign exchange rates and various other factors.
These risks include, without limitation, those described in the section entitled “Risk Factors” included in our annual report for the ﬁscal year ended
30 June 2013, which we ﬁled with the United States Securities and Exchange Commission on 25 October 2013 on Form 20-F. You should not place undue reliance on these forward-looking statements, which speak only as of the date thereof. We do not undertake any obligation to publicly update or revise these forward-looking statements to reﬂect events or circumstances after the date of this report or to the occurrence of unanticipated events.
Any forward-looking statement included in this report have not been reviewed and reported on by DRDGOLD’s auditors.
8 DRDGOLD LIMITED REPORT TO SHAREHOLDERS FOR THE SECOND QUARTER AND SIX MONTHS ENDED 31 DECEMBER 2013